September 26, 2013

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: JobLocationMap Inc.

        Amendment No. 2 to Registration Statement on Form S-1

        File No. 333-188225

      Filed August 26, 2013

Dear Ms. Mills-Apenteng:

Below please find the Company’s responses to your comment letter of September 23, 2013.

General

1. We note your response to prior comment 1 regarding the exemptions available to you under the Jumpstart Our Business Startups Act. Please revise to clarify that even if you no longer qualify as an emerging growth company under the JOBS Act, so long as you remain a smaller reporting company you will be permitted to use the scaled disclosure requirements for executive compensation and will be exempt from having to provide an attestation report on your internal control over financial reporting. Consider providing related risk factor disclosure.

Clarified that even if we no longer qualify as an emerging growth company under the JOBS Act, so long as we remain a smaller reporting company we will be permitted to use the scaled disclosure requirements for executive compensation and will be exempt from having to provide an attestation report on your internal control over financial reporting. Similar risk factor added.

2. On page 12 of your risk factors section, you indicate that subscription funds will not be placed in an escrow account and will be immediately available for your use. Please provide us with your analysis of how this procedure complies with Exchange Act Rule 10b-9(a)(1). Specifically, please tell us how you will be able to ensure that subscription funds are “promptly refunded” if you fail to sell all of the securities in the offering and the funds are not placed into an escrow or similar account maintained by an independent third party. If offering funds will be immediately available for your use before the offering is fully subscribed, and given your liquidity and capital resources disclosures, it would appear that any funds received would be subject to conditions, claims, liens and the like. Please revise your cover page, prospectus summary, risk factors, and plan of distribution sections as necessary to address these concerns.

This statement deleted as this is an all or nothing offering. Clarified that the funds will be placed in a separate account and not available for use until the full offering is sold.

3. In addition, please describe, and file as exhibits, the underlying documents that govern what specific conditions must be satisfied for a “sale” of the securities to have occurred and for a determination to be made that all of the shares are considered “sold” for purposes of the all-or-none offering. Disclose who will be charged with making these determinations. This information should be concisely summarized on the cover page with a cross-reference to a more detailed discussion provided in the prospectus summary, such as under the subheading “Sale of Shares in this Offering.”

The funds will be placed in a separate account and not available for use until the full offering is sold. The President of the company will be the sole individual charged with making the determinations that all of the shares are considered “sold” for purposes of the all-or-none offering.

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Cover Page

4. Please revise the first paragraph to clarify that this is your initial public offering. In addition, name the officer(s)/director(s) who will sell the common stock and briefly describe their role in marketing the securities.

Clarified that this is the company’s initial public offering and that Omri Morchi and Eden Shoua will sell the common stock. The intended methods of communication include, without limitation, telephone and personal contact. In their endeavors to sell this offering, they will not use any mass advertising methods such as the internet or print media. Every potential purchaser will be provided with a prospectus at the same time as the subscription agreement.

5. Consistent with comment 2 above, please clarify whether the funds will be held in an escrow, trust or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Clarified that the funds will not be held in an escrow trust or similar account and that the investors must therefore trust only in the company to safeguard their investments pending the filling of the offering.

Prospectus Summary, page 1

6. We note your responses to prior comments 5 and 9 that your offering is being made on an “all or nothing” basis; however, pages 4 and 12 still refer to a no-minimum offering. Further, the form of subscription agreement filed as Exhibit 99.1 does not indicate that the offering is being made on an “all or nothing” basis or that proceeds will be returned to investors if you fail to sell all of the shares offered. Please revise accordingly.

Revised to consistently reference an all or nothing offering.

7. As requested in prior comment 8, please move the last paragraph of page 2 to a place after your risk factors section to the extent you wish to retain it.

Deleted.

Risk Factors

Risks Relating to Our Business

“We may not be able to execute our business plan or stay in business…,” page 5

8. Your revised disclosures in response to prior comment11 indicate on pages 5 and 34 that you anticipate generating revenue 4 to 6 months after the launch of your website or within 10 to 12 months after the successful completion of your offering. In light of your lack of prior operations or history of generating revenues, please revise to provide the basis for your belief that you will generate revenues within the next 12 months. Note that any discussion of projections should be addressed in the business section and omitted from risk factors. To the extent you have no reasonable basis for the anticipated revenue projections, please remove them.

Deleted.

Description of Business, page 16

9. Please revise to provide a reasonably detailed description of your proposed website or platform and how it will operate for both job seekers and employers.

The platform website is ready for test, rigth now we are approaching few big employers to test the platform, we will fix bugs as they are coming along, we still need to finish the registeration for the employers and employees. Our plans is to go online in 2 month after we finish to fix the bugs.

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The Market Opportunity, page 18

10. We are unable to verify any of the statements or statistics provided on page 18 by visiting the website link cited in response to prior comment 16. Please resubmit the requested third-party materials cited on page 18 with your response letter and include specific cross-references for each statistic cited. Alternatively, remove the statements or statistics for which you do not have appropriate support.

Deleted.

Plan of Distribution; Terms of the Offering, page 25

11. Please revise to describe the process by which the subscription funds will be returned promptly to investors if you are unable to sell all 1,500,000 shares of common stock offered.

Your disclosures should also clarify how subscribers will be notified of the outcome of the offering. For example, your disclosure should indicate how investors will be notified that the offering has been discontinued or extended, has closed by selling all of the shares offered, or has been terminated by not selling all of the shares offered by the termination date or extended termination date.

All subscribers will be notified via US mail within 5 days of the discontinuance, termination or extension of the offering. In the event that the subscription funds are to be returned, a check to the investor shall be included in this communiation.

Very truly yours,

Omri Morchi

President

JobLocationMap, Inc.

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